UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Completion of 2025 Share Repurchase Program and Adoption of 2026 Share Repurchase Program

As previously announced on November 26, 2025, the board of directors (the “Board”) of SuperX AI Technology Limited (the “Company”) authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares (the “2025 Repurchase Program”). As of August 4, 2026, the Company has repurchased an aggregate of 2,326,089 ordinary shares under the 2025 Repurchase Program, which constituted all of the capacity under the 2025 Repurchase Program. The average net repurchase price was US$8.58 per ordinary share, and the average gross repurchase price, inclusive of transaction fees and related expenses, was US$8.62 per ordinary share. The 2025 Repurchase Program has been completed on August 4, 2026.

On August 6, 2026, the Board authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares over the next twelve months (the “2026 Repurchase Program”). Repurchases under the 2026 Repurchase Program may occur from time to time in the open market or through privately negotiated transactions, in compliance with applicable securities laws, including the safe harbor provisions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and pursuant to Rule 10b5-1 trading plans. The timing, price, and volume of repurchases will depend on market conditions, liquidity, and applicable regulatory requirements. The 2026 Repurchase Program does not obligate the Company to repurchase any specific number of shares and may be suspended or discontinued at any time.

A copy of the press release announcing the 2026 Repurchase Program is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated August 7, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperX AI Technology Limited

Date: August 7, 2026	By:	/s/ Guili Miao
		Name:	Guili Miao
		Title:	Executive Director

3